EXHIBIT 21.01

List of Subsidiaries

Name	Jurisdiction of Incorporation
GoPro Australia Pty Ltd	Australia
Forcite Helmet Systems Pty Ltd	Australia
GoPro do Brasil Participações Ltda.	Brazil
GoPro Philippines Ltd.	Cayman Islands
GoPro Technology (Shenzhen) Limited	China
GoPro Trading (Shanghai) Limited	China
GoPro Technology France SAS	France
GoPro GmbH	Germany
GoPro Hong Kong Limited	Hong Kong
GoPro G.K.	Japan
GoPro Bucharest S.R.L.	Romania
Forcite Helmet Systems P/L	Taiwan
GoPro B.V.	The Netherlands
Forcite Technologies Limited	United Kingdom
GoPro Media (UK) Ltd.	United Kingdom
GoPro Care, Inc.	United States
GoPro Care Services, Inc.	United States
GoPro Holdco, Inc.	United States
GoPro Mobility (U.S.), LLC	United States
Super Mega, LLC	United States
GoPro Support Services, Inc.	United States